SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2007
Commission File No. 333-05752
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
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     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
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CNH GLOBAL N.V.
Form 6-K for the month of October 2007
List of Exhibits:
1.	News Release entitled, “Case IH Magnum Tractor Wins Good Design Award”

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

October 5, 2007

For Immediate Release	For more information, contact:
Julie Rudnick 262/636-5268
julie.rudnick@cnh.com
or
Ellen LaRose 262/650-7260
elarose@morganmyers.com
Case IH Magnum Tractor Wins Good Design Award
RACINE, Wis. (October 4, 2007) — For the first time in the company’s history, Case IH has been honored with a prestigious Good Design™ Award from The Chicago Athenaeum: Museum of Architecture and Design. The Case IH Magnum tractor was voted one of the winning designs in the transportation category.
     Other winners in the category include the NASA Lunar Lander, the Mitsubishi Eclipse Spider, the BMW F8005 Motorcycle, the BMW Z4 Coupe, and the Camcopter® S-100 UAV Unmanned Aerial Vehicle.
     “We were judged against some of the best transportation companies in the world — and out of this world, when you factor in NASA,” says Mike Bunnell, one of the company’s tractor vehicle engineers who designed the next generation Case IH Magnum tractors. “That’s pretty impressive competition.”
     Bunnell says the Magnum won the award because “it successfully combines style and extreme functionality. It’s stylish and looks great, but it’s also a rugged, muscular tractor,” he adds. “So the design has to integrate a lot of necessary functions, such as air flow, cooling, high visibility and operator comfort, to name just a few. Based on what our customers are telling us — coupled with this renowned Good Design award — we succeeded.”
     Case IH collaborated with long-time partner Montgomery Design International, industrial design and styling consultants, on the new Magnum tractor. Montgomery Design International also was involved in several earlier Case IH Magnum designs, including the original Magnum tractor, which won the highly prized “IDEA” Gold Award from the Industrial Designers Society of America.
(more)
700 State Street, Racine, WI 53404 USA
Tel. (262) 636-6011

Case IH Anathaneum Award/Page 2
     According to Tom Dean, Case IH North American Marketing Manager for Magnum Tractors, the 2008 model year marks the 20th anniversary of the Magnum tractor. “The first Magnum rolled off the production line back in 1988. It was eagerly anticipated as the first new tractor created after the merger of the Case and International Harvester brands — two longtime powerhouses in the farm equipment industry — and it didn’t disappoint,” Dean adds.
     “Today’s new generation Magnum tractors lead the industry with their sculpted front hood for tighter turning, and spacious interior cab that’s comfortable and stylish, with the industry’s largest glass area for optimum visibility. Overall ergonomics include luxury premium leather seats available in Case IH’s signature red color, and combination speed control lever,” Dean says. “We’re honored that the Good Design judges found this tractor worthy of such an award.”
     The Chicago Athenaeum: Museum of Architecture and Design founded the historic Good Design award program in 1950. It remains the oldest, most important design awards program in the world. The Case IH Magnum tractor design was one of several hundred designs submitted in the latest competition.
     Case IH is a global leader in agricultural equipment, committed to collaborating with its customers to develop the most powerful, productive, reliable equipment — for those who demand more. With headquarters in the United States, Case IH has a network of dealers and distributors that operates in over 160 countries. Case IH provides agricultural equipment systems, flexible financial service offerings and parts and service support for professional farmers and commercial operators through a dedicated network of professional dealers and distributors. Productivity enhancing products include tractors; combines and harvesters; hay and forage equipment; tillage tools; planting and seeding systems; sprayers and applicators; and site-specific farming tools. For more information, visit us on the World Wide Web at http://www.caseih.com. Case IH is a brand of CNH (NYSE:CNH), a majority-owned subsidiary of Fiat Group (FIA:MI).
700 State Street, Racine, WI 53404 USA
Tel. (262) 636-6011

Case IH Anathaneum Award/Page 3
Photo caption:
The next generation Case IH Magnum tractor recently won a prestigious Good Design™ Award from The Chicago Athenaeum: Museum of Architecture and Design. http://www.pressroom.caseih.com/index.cfm?fuseaction=imagelibrary.DisplayImageLibrary&productid=93&i magevar=20071004_magnum335-003-01.jpg
700 State Street, Racine, WI 53404 USA
Tel. (262) 636-6011